EXHIBIT 99.1

The Bezeq Era October 2015

 Forward - Looking Statement This presentation contains forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . Forward - looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance . These statements are only predictions based on our current expectations and projections about future events . There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward - looking statements . Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC) . For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20 - F and Current Reports on Form 6 - K . We undertake no obligation to update forward - looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law .

About BCOM ▪ B Communications Ltd . is a holding company with a controlling interest (approximately 30 . 7% ) in Bezeq , The Israel Telecommunication Corp . (“ Bezeq ”), Israel’s largest telecommunications provider (TASE : BEZQ) . ▪ BCOM is a subsidiary of Internet Gold and part of the Eurocom Group in Israel . The Company, which was formerly known as 012 Smile Communications, went public on Nasdaq in November 2007 . At A Glance Ticker BCOM Exchange NASDAQ & TASE Headquarters Ramat Gan , Israel Stock Price $ 22.70 52 Week Range $ 13.34 - $ 22.70 Shares Outstanding 29.9 Million Market Capitalization $ 678 Million  As of October 21, 2015

Investment Considerations  ▪ Owns a controlling stake in an asset with strong, consistent cash flow generation ▪ Trades at a significant discount to Net Asset Value ▪ Second consecutive quarter of dividend announcement as part of Company’s commitment to return capital to shareholders ▪ Decreased net debt from more than NIS 5 billion in April 2010 (when BCOM acquired the controlling interest in Bezeq ) to just NIS 2 . 6 billion as of June 30 , 2015 ▪ Pushed out maturities in February 2014 by refinancing debt used to acquire stake in Bezeq through private placement of $ 800 million of senior secured notes

 ▪ In May 2015 , the Company's board of directors declared a cash dividend of NIS 67 million (NIS 2.24 per share). The dividend was paid on June 16 , 2015 . ▪ On August 31 , 2015 , the Company's board of directors declared a cash dividend of NIS 22 million (NIS 0.73 per share). The dividend was paid to all of the Company’s shareholders of record at the end of the NASDAQ trading day on September 16 , 2015 . The payment date was September 29 , 2015 . Dividend Distributions

 NAV Breakdown Data No. of BCOM shares 29,889,045 No. of Bezeq shares held by BCOM 843,873,713 Bezeq share price (NIS) @ October 21, 2015 8.15 No. of Bezeq shares 2,752,988,774 Bezeq's market cap (NIS millions) 22,437 BCOM's NAV calculation NIS Millions BCOM's share in Bezeq's market cap 6,878 BCOM's net debt* 2,367 BCOM's NAV 4,511 Upside over market price NIS BCOM's share price according to NAV 150.91 BCOM's share price @ September 29, 2015 85.89 Upside (%) 75.7% * Based on the net finance debt as of June 30 , 2015 , adjusted by dividend receivable and dividend payable that was declared during the third quarter of 2015 .

 NAV History 4 , 511 2 , 567 (3,000) (2,000) (1,000) 0 1,000 2,000 3,000 4,000 5,000 6,000 Sep 13 Dec 13 Mar 14 Jun 14 Sep 14 Dec 14 Mar 15 Jun 15 Oct 15 BCOM's share in Bezeq's Market Cap BCOM's Net Debt BCOM's NAV BCOM's Market Cap

Proven capabilities in: • Strategy creation & strategic planning • Marketing & brand development • Operational & financial management • Management of mergers & acquisitions • Creation of partnerships • Capital raising: 13 major transactions • 2 IPOs – IGLD and BCOM • 10 bond issues • $ 800 million Rule 144 A offering Doron Turgeman CEO since 2011 & CFO from 2001 till 2011 20 years experience in management 18 years experience in communications Shaul Elovitch Founder & Chairman Over 40 years experience building leading communications businesses and other major investments businesses Experienced, Disciplined Leadership    Chairman of the board of directors of Bezeq and it’s subsidiaries

088 088 088 130 190 230 255 195 140 255 165 150 155 215 210 210 250 165 205 190 230 170 130 085 255 235 160 025 170 255 8 Bezeq and B - Com are ultimately controlled by the Eurocom Group, the most experienced operator in the Israeli telecommunications field  Eurocom was founded in 1979  One of Israel’s largest holding companies with a strong presence in Israel and a growing international presence  Owned by Shaul Elovitch, Chairman of the Board of Directors ( 80 % ownership) and Yossef Elovitch, Director ( 20 % ownership)  Solid financial base and strategic partnerships support growth  Investments in telecommunications, satellite services, media, consumer electronics, real estate and additional fields Space Communications Ltd. Satcom Sys Ltd. Satellite Services Telecom Consumer Electronic Products Eurocom Cellular Communications (Nokia) Eurocom Digital Communications (Panasonic) D.M. Engineering Ltd.  Eurocom Real Estate Ltd. EITAG Ltd. Real Estate Enlight energy Ltd. Eurocom Capital Finance Ltd. Investments & Finance   Traded on TASE   Traded on NASDAQ - To be reflected in OM per LW’s comments - CLM: Clarify comment regarding Bezeq on - line South Internet Gold (IGLD) B Communications (B - Com) Bezeq 70%      67% 31 % control stake

9 Relative strength Company within the group Internet access 5 Internet Services Internet VAS residential 5 Internet business 5 e-Advertising 5 e-Commerce 5 Date Services 5 ILD 5 Fixed telephony 5 Mobile 5 Multi channel TV 5 Telecom & consumer electronics. 5 Satellite services 5 Eurocom: Israel’s Largest Communications Footprint

Key Milestones for BCOM From small entrepreneurial business to large holding company   Founded in 1999 under the name Goldtrade , operating in the field of e - commerce, as a subsidiary of IGLD, and as the operator of the e - commerce web site P 1000  In 2004 , IGLD increases its holdings in the Company to 100%  Restructure of IGLD into a holding company owning Smile Communications and Smile Media  As part of the restructure Goldtrade changes its name to Smile Communications, transfers its e - commerce activities to Smile Media and receives IGLD's communications activities  Acquisition and merger with 012 Golden Lines to form 012 Smile Communications  Successful IPO and listing of 012 Smile Communications on NASDAQ and TASE (SMLC) 1999 to 2006  Continuous organic growth  Crystallization of the strategy to become a leader in the Israeli telecom market  Preparation for the next major M&A transaction while examining several opportunities 2007 to 2009 2010 to 2015  Sale of legacy 012 Smile Communications assets  Acquisition of the controlling interest in Bezeq – Israel’s telecom market leader  From April 2010 through June 2015 , BCOM decreased its net debt from more than NIS 5 billion to NIS 2.6 billion.  On February 19 , 2014 , BCOM announced the completion of an international offering of US$ 800 million senior secured notes that was used to fully refinance the bank and institutional debt that it incurred to acquire its controlling interest in Bezeq .  Focus on continuous deleveraging and creation of shareholder value

Group Structure  Eurocom Group Internet Gold Golden Lines BCOM ~ 70.4% ~ 66.7% ~ 30.7% ~ 69.3 % Walla! 100% 100% 100% 100% 100 % Mobile telephony and data Fixed - line, broadband infrastructure, data com Call centre services ILD, ISP, enterprise solutions Pay - TV (DTH) Internet portal Free float ~ 29.6 % Free float Free float ~ 33.3% 100 % Private • M . cap (Mil . NIS) - 739 • NAV (2) ( Bil . NIS) - 2 . 0 • Net debt (Mil . NIS) - 807 • Net debt / EBITDA – 5 . 32 • Listed - TASE, NASDAQ • M . cap (Bil . NIS) – 2 . 6 • NAV (3) (Bil . NIS) - 4 . 5 • Net debt (Bil . NIS) – 2 . 4 • Net debt / EBITDA – 4 . 37 • Listed - TASE, NASDAQ • M . cap (Bil . NIS) – 22 . 4 • TTM EV/EBITDA (4) - 7 . 7 • Net debt / EBITDA (4) – 2 . 30 • Listed - TASE Source : Company’s information, Bezeq’s investors’ presentation . (1) All figures are as of June 30 , 2015 . (2) IGLD’s NAV is defined as value of IGLD’s shares according to BCOM’s NAV, based on Bezeq stock price as of October 21 , 2015 , less IGLD’s net debt . (3) BCOM’s NAV is defined as value of BCOM’s shares according to Bezeq market cap, based on Bezeq stock price as of October 21 , 2015 , less BCOM’s net debt as of June 30 , adjusted by dividend receivable and dividend payable that was declared during the third quarter of 2015 . (4) Bezeq’s EV/EBITDA and Net Debt/EBITDA ratios are effected b y the full consolidation of Yes financials as of March 26 , 2015 .

Bezeq , Our Base Asset

088 088 088 130 190 230 255 195 140 255 165 150 155 215 210 210 250 165 205 190 230 170 130 085 255 235 160 025 170 255 Bezeq is Israel’s largest telecom group and the most comprehensive infrastructure and service provider Note: LTM results and KPIs as of 2 Q ’ 15 ; Subscriber based market share data as of 2 Q ’ 15 1 Company estimates; Captures private and business sector 2 Breakdown based on gross revenue (pre elimination of inter - company revenues) 3 Breakdown based on aggregate EBITDA generated by Bezeq Fixed - Line, Pelephone and Bezeq International (pre elimination of inter - company items) 4 Company estimates; Based on total broadband Internet infrastructure access services subscribers in the market 5 Adjusted EBITDA represents profit before income tax, share of loss of equity - accounted investee, financing expenses, net and dep reciation and amortization . Bezeq Group  Market cap: NIS 20.6 bn (as of September 29 , 2015 )  LTM Revenue: NIS 9.  bn  LTM Adj. EBITDA 5 : NIS 4.  bn 100% 100% 100% 100 % Fixed - Line (Telephony, Broadband and Data Transmission) ISP, ILD and Enterprise Cellular Pay - TV (DTH)  2.2 mm access lines/ 1.  mm b roadband Internet lines  # 1 Fixed - Line telephony provider with 65% 1 market share  # 1 Broadband infrastructure provider with 65 % market share  Largest ISP with 4  % market share 4  Offering full suite of data transfer, network and ICT solutions for small and large enterprises  2.6 mm subscribers  Among top three incumbent cellular providers with 26 % market share  6  K subscribers  Sole licensed DTH provider in Israel with 4  % Pay - TV market share (Pelephone)  LTM Revenue: NIS 4.  bn  4  % of total revenues 2  LTM EBITDA: NIS 2.  bn  6  % of total EBITDA 3  LTM Revenue: NIS 1.  bn  1  % of total revenues 2  LTM EBITDA: NIS 36  mm  9 % of total EBITDA 3  LTM Revenue: NIS 1.  bn  LTM EBITDA:NIS 5  mm  LTM Revenue: NIS 3.  bn  3  % of total revenues 2  LTM EBITDA: NIS  mm   % of total EBITDA 3 13

088 088 088 130 190 230 255 195 140 255 165 150 155 215 210 210 250 165 205 190 230 170 130 085 255 235 160 025 170 255 90 110 130 150 170 190 Israel Eurozone USA Bezeq operates in an attractive macroeconomic environment with unique characteristics Source: EIU; Israel Central Bureau of Statistics; Company data; Public filings for competitors’ data 1 Indicates credit rating and outlook by S&P / Moody’s 2 Mobile subscribers based on total UMTS subscribers for all MNOs; Broadband internet subscribers based on Bezeq and HOT subscr ibe rs; Fixed - Line telephony lines based on Bezeq, HOT, Cellcom , Partner and other operators 3 Based on aggregate revenues of the 4 largest telecom groups: Bezeq (incl. YES), HOT, Cellcom and Partner; USD/NIS conversion based on exchange rate of 3.889 as of December 31 , 2014 2000 - 2012 CAGR + 3.4% + 1.0% + 1.7 % The Israeli economy benefits from positive fundamentals as reflected in its A+/A 1 (stable) 1 sovereign credit rating The Israeli telecommunications market is growing alongside the growth in population... Bezeq Group, 45 % HOT, 17 % Cellcom Group, 19 % Partner Group, 18 % Total 2014 revenue: $ 6.1 bn 3  Duopoly in infrastructure market with Bezeq and HOT as sole owners of fixed - line infrastructure  High penetration and usage rates across all telecommunications services  Technology driven market with rapid adoption rate of new technologies  Strong brand appreciation and loyalty with high premium  Relatively young population 3 , 453 3 , 543 3 , 514 3 , 508 3 , 499 9 , 411 9 , 372 9 , 616 9 , 682 10 , 020 1 , 818 1 , 879 1 , 940 2 , 007 2 , 077 2010A 2011A 2012A 2013A 2014A Total fixed line subscribers Total mobile subscribers Total broadband subscribers 2 ...and Bezeq is the largest player in the market with the largest revenue share % of total market revenue Aggregate mobile, broadband internet and fixed - line telephony lines (' 000 s) Consistent high GDP growth... 2012 - 2016 E CAGR + 3.9% + 0.8% + 2.3% ...with strong underlying population growth 7.6 7.7 7.8 8.0 8.1 8.3 2009 2010 2011 2012 2013 2014 Israel population (mm) 2.0% 1.8% % Population growth in Israel 1.9% 1.8% 1.9 % Real GDP (rebased to 100 ) 1.9% 14

088 088 088 130 190 230 255 195 140 255 165 150 155 215 210 210 250 165 205 190 230 170 130 085 255 235 160 025 170 255 Bezeq is the historical incumbent and since its privatization in 2005 has been controlled under a Control Permit attached to the 30 % stake Control permit  Control in Bezeq is held by holders of a pre - approved permit from the Israeli Prime Minister and the Ministry of Communications (“Control Permit”)  Only a party that holds a Control Permit may exercise its holdings in such a manner as to direct the activities of Bezeq  B - Com is the only shareholder that has a permit to direct the activities of Bezeq  B - Com has nominated all of the members of Bezeq’s board of directors who were elected by shareholders 1  B - Com consolidates Bezeq’s financial statements based on its de - facto control of Bezeq 2005 2010 2012 Bezeq begins operating as a governmental company responsible for all communications services in Israel  Privatization of Bezeq  Apax - Saban - Arkin consortium purchases the control stake for NIS 4.2 bn Bezeq International launches its submarine cable 1990 Listing on the TASE 2009  Bezeq launches the NGN network  Pelephone launches High Speed GSM+ network  Board approves dividend policy of 100 % of net income H istory  and milestones  Stella Handler appointed CEO of Bezeq (Fixed - Line)  FTTH/FTTB deployment underway (BFIBER) B - Com acquires the control stake from Apax - Saban - Arkin for NIS 6.5 bn Source: Company information 1 Excluding employee representatives on the Board whose nominations require the prior approval of our ultimate controlling shar eho lder, Mr. Shaul Elovitch, as chairman of Bezeq’s Board of Directors, pursuant to Bezeq’s collective bargaining agreement  Fiber deployment reached 1 , 000 , 000 households  Pelephone launches High Speed 4 G services  Wholesale regulation approved 15 1984 1990 2005 2009 2010 2012 2013 2014

088 088 088 130 190 230 255 195 140 255 165 150 155 215 210 210 250 165 205 190 230 170 130 085 255 235 160 025 170 255 Bezeq’s leading position is supported by its fully owned advanced network infrastructure and technology across all lines of business Bezeq Fixed - Line Pelephone YES Bezeq International  Extended optical fiber deployment underway – Bfiber (FTTH/FTTB)  Fiber rollout is on track to reach 1 ,  00 , 000 households by end of   The only fixed - line company with a nationwide fiber network  Implementing VDSL and vectoring technologies  Highly advanced nationwide NGN network that has led to impressive achievements  Average speed among Bezeq subscribers has increased from   Mbps in Q  201  to 34.9 Mbps in Q 2 2015  Advanced infrastructure following the launch of submarine cable in 2012 (“Jonah”)  Among the most advanced in the world ( 40 G upgradable to 100 G)  Key differentiator over competition  Only Israeli ISP to own an international infrastructure  Increased capacity and Internet performance  Potential revenue streams from future sale of additional cable capacity  Full cable redundancy  Pioneer in HD broadcasting, advanced set - top box combining PVR, VOD & HD, and streamer  Leader in value added services based on Hybrid satellite - IP platform and Progressive Download technology  Launched “yes Multiroom ” service (first in Israel)  Recently launched “yes Go” - TV Everywhere service ( first in Israel) Madrid London PoP Frankfurt PoP Valencia Paris Brussels Amsterdam Zurich Milan Bucharest Budapest Bratislaw Prague Vienna Palermo Catania Marseille Rome Bari Chania Athens Tel - Aviv Haif a Cypru s Istanbul Thessalonica Sofia Jordan Jonah cable Ariel cable Israel 16  Fast and advanced network  Rolling out High Speed 4 G network , using LTE technology.  In 2015 majority of the population will enjoy 4 G coverage  Covers substantially all of Israel with 2 switch farms connected to approximately 2 , 200 sites  The network performances expected to upsurge following the LTE frequency tender

088 088 088 130 190 230 255 195 140 255 165 150 155 215 210 210 250 165 205 190 230 170 130 085 255 235 160 025 170 255 Bezeq Fixed - Line is the leading company in Telephony, Broadband and Data Transmission Services Source: Company data and competitors’ public filings 1 Average revenue per user not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services. Based on average subscribers for the period. 81 84 84 86 2012A 2013A 2014A LTM June 15 ’ 12 - 2 Q ’ 15 LTM CAGR: 9.2% ...and broadband ARPU 1 continues to increase and drive revenues Broadband revenues (NIS mm) Since 201  the number of telephony lines has decreased moderately and remained meaningful... 2 , 268 2 , 216 2 , 205 2 , 204 2012A 2013A 2014A 2Q 2015A Bezeq access lines ( 000 ’s) 1 , 166 1 , 287 1 , 394 1 , 487 ARPU (NIS) ...and the decline which characterized 2012 - 2013 has abated during 2014 and nearly stopped 58 94 101 54 61 67 70 35 2012A 2013 A 2014 A 6M 2015A Growth in Bezeq broadband subs (000's) Growth in total broadband market subs (000's) Bezeq market share (%) Bezeq has been consistently increasing its market share in the broadband infrastructure market... 62.9%  % 60.3%  % HOT’s ARPU 62   - 2 - 9 0 0 3 - 1 1Q 14A 2Q 14A 3Q 14A 4Q 14A 1Q 15A 2Q 15A Bezeq access lines net adds ( 000 ’s) 17 55

088 088 088 130 190 230 255 195 140 255 165 150 155 215 210 210 250 165 205 190 230 170 130 085 255 235 160 025 170 255 Source: Company data and competitors’ public filings 1 Calculated as total revenues less operating profit Pelephone presents the smallest net subscriber loss …it was able to support  high EBITDA margins relative to peers 32% 28% 26% 20% 30% 27% 26% 18% 29% 22% 21% 18% 2012A 2013A 2014A 6M 2015 Pelephone Cellcom Partner ( 11 p.p.) ( 12 p.p.) ( 12 p.p.) ’ 12 – 6 M ‘ 15 change Pelephone emerged with high ARPU following the turmoil in the Israeli mobile market... 95 86 78 65 65 88 79 72 65 65 97 83 75 69 70 2012A 2013A 2014A 1Q 15A 2Q 15A Pelephone Cellcom Partner ARPU by operator (in NIS) ( 26.1%) ( 27.8%) ’ 12 – 2 Q ‘ 15 change ( 31.6%) 2 , 956 2 , 837 2 , 774 2 , 747 3 , 092 2 , 967 2 , 885 2 , 848 2 , 642 2 , 586 2 , 565 2 , 566 2013A 2014A Q1 15A Q2 15A Partner Cellcom Pelephone ( 209 k subs) ( 76 k subs) ’ 13 – Q 2 ‘ 15 change Subs ( 000 ’s) …recording the smallest net subscriber loss over the period... ( 244 k subs) EBITDA margin of total mobile revenues (%) New MNOs enter the market 3 , 576 3 , 201 2 , 970 2 , 826 2012A 2013A 2014A LTM June 2015 ...and by implementing efficiencies that led to improved cost base... Pelephone Opex 1 (NIS mm) 18

088 088 088 130 190 230 255 195 140 255 165 150 155 215 210 210 250 165 205 190 230 170 130 085 255 235 160 025 170 255 Bezeq International is the leading ISP, ILD and business solutions provider …and Bezeq International has been outgrowing peers and successfully increasing its market share in the ISP market Source: Company data and competitors’ public filings 1 Total revenues excluding ILD revenue The ISP market has been growing consistently with the broadband infrastructure market... 1 , 940 2 , 007 2 , 075 2 , 122 2012A 2013A 2014A June 2015 Total broadband infrastructure subs ( 000 ’s) 957 1 , 032 1 , 109 2012A 2013A 2014A ISP, ICT and data are Bezeq International’s growth engines... ISP, ICT and data revenues 1 (NIS mm)  %  %  % % of total Bezeq International revenues 350 357 362 369 26.5% 24.9% 24.1% 23.5% 2012A 2013A 2014A LTM June 2015 ...offsetting decline in ILD and allowing it to maintain overall stable EBITDA level and margin despite competition Bezeq International EBITDA (NIS mm) EBITDA margin (%) Bezeq international ISP market share (%) 37.5% 38.9% 40.6% 42.0% 2011A 2012A 2013A 2014A 19

088 088 088 130 190 230 255 195 140 255 165 150 155 215 210 210 250 165 205 190 230 170 130 085 255 235 160 025 170 255 6 6 10 9 2 4 (3) 2 (12) (9) (7) (8) Q1 2014A Q2 2014A Q3 2014A Q4 2014A Q1 2015A Q2 2015A YES HOT YES (Multi Channel Satellite TV - DTH )  presents sustained growth in market share Growth in subscribers and market share continues… YES’s unparalleled content offering continues to be a key differentiator vs. HOT... YES Market share % ...while maintaining stable ARPU despite premium pricing 233 234 232 230 2013A 2014A 1Q 15A 2Q 15A YES ARPU (NIS)  %  %  %  % Source: Company data and competitors’ public filings 1 According to TNS Israel, September 2014 , conducted at yes’s request  8 wins in “ docaviv festival” 2014  47 wins in the 2014 Emmy awards (films, series and Documentaries films)  7 out of the 10 most watched series in the US are broadcasted on yes. 20 Which company broadcast the best content? 1 HOT yes  % Net growth in Pay - TV market ( 000 ’s subs)  %

 Revenues Net income attributable to shareholders EBITDA Free cash flow 10 , 278 9 , 563 9 , 055    4 , 477 4 , 130 4 , 507 43.6% 43.2% 49.8 %    Source : Bezeq’s press release * Free cash flow is defined as cash flows from operating activities less net payments for investments 2 , 779 3 , 236 2 , 751    1 , 861 1 , 771 2 , 111    Bezeq Financials (NIS Millions)

Bezeq’s Dividend Policy distribution of 100 % of its net income on a semi - annual basis Dividend Yield from 2006 to 2015 Source: Bezeq ¹ Dividend Yield is based on average market cap during the period 2 Includes 2 H dividend of NIS 933 m pending shareholder approval • Based on its ownership interest, BCOM will receive ~ 31 % of Bezeq’s annual dividends • Since 2006 , Bezeq has paid over NIS 23.6 billion (US$ 6.3 billion) in dividends • Bezeq has paid all six equal special dividend payments which were declared by its Board of Directors and approved by the Israeli Court . The special dividend of NIS 3 billion in aggregate was paid on a semi - annual basis from 2011 to 2013 .  Dividend yield (%) ¹  2

BCOM Financials

 BCOM Solo P&L (NIS Millions) Q2/2014 Q3/2014 Q4/2014 Q1/2015 Q2/2015 BCOM's Prfit & Loss G&A expenses (1) (1) (1) (2) (2) Tax expenses - - (12) - - Financing income (expenses), net (100) (99) 1 (65) (85) Total expenses (101) (100) (12) (67) (87) Interest in Bezeq's net income (*) 250 132 128 143 148 PPA amortization, net (42) (34) (39) (28) (40) Net income (loss) 107 (2) 77 48 21 (*) Bezeq results for Q2/2014 included NIS 582 million one-time capital gain (before tax) from the sale of the "Yad2" portal

25 BCOM’s Cash Position As of June 30 , 2015 , BCOM’s unconsolidated liquidity balances totaled NIS 966 million and its unconsolidated total financial liabilities totaled NIS 3 . 6 billion . BCOM’s Unconsolidated Balance Sheet Data (1) NIS millions Financial liabilities Senior Secured Notes 2,770 Series B Debentures 710 Tax liability 117 Total 3,597 Liquidity balances Lockbox account 456 Unrestricted Cash 510 Total 966 (1) Does not include the balance sheet of Bezeq. As of June 30, 2015

 BCOM Solo - Assets (NIS millions) Statements of Financial Position December 31, 2014 June 30, 2015 Audited Unaudited Assets Cash and cash equivalents 118 68 Investments including derivatives 879 898 Other receivables 178 82 Total current assets 1,175 1,048 Investments in investee 3,724 3,698 Total non-current assets 3,724 3,698 Total assets 4,899 4,746

 BCOM Solo - Liabilities (NIS millions) Statements of Financial Position December 31, 2014 June 30, 2015 Audited Unaudited Liabilities Short-term debentures - 177 Other payables 102 112 Total current liabilities 102 289 Other liabilities 85 39 Debentures 3,751 3,446 Total non-current liabilities 3,836 3,485 Total liabilities 3,938 3,774 Total equity 961 972 Total liabilities and equity 4,899 4,746

 BCOM During The Last 18 Months January 1, 2014 June 30, 2015 BCOM's share in Bezeq's market cap (NIS Billions) 4.97 5.43 Net Financial Debt (NIS Billions) (1) 2.74 2.63 NAV (NIS Billions) (2) 2.23 2.79 Debt Weighted Duration (In years) 2.77 4.60 LTV (3) 55.1% 48.5% Local rating of Series B Debentures A2 A1 Series B Debentures YTM 4.13% 1.86% Total Liquidity (NIS Billions) 0.66 0.97 Scheduled 12M Principal and Interest Payments (NIS Millions) 505 454 Bcom Debt Coverage Ratio (4) 1.51 2.33 (1) Net financial debt reported at December 31, 2014 and June 30, 2015. (2) NAV is calculated as BCOM's share in Bezeq's market cap minus its Net Financial debt. (3) LTV is calculated as BCOM's Net Financial debt divided by its share in Bezeq's market cap. (4) Debt coverage ratio is calculated as dividends received by BCOM in TTM divided by scheduled interest and principal payments (excluding early repayments).

BCOM Debt Repayment Schedule (NIS millions)  • All amounts include future estimated interest payments  231 231 231 231 231 231 2 , 842 46 217 205 194 182 277 448 436 425 413 231 2 , 842 - 500 1,000 1,500 2,000 2,500 3,000 2015 2016 2017 2018 2019 2020 2021 Senior Secured Notes Series B Debentures

Reduction in BCOM’s Net Debt From the Bezeq acquisition until June 2015 (NIS Millions)  ( 4 , 428 ) ( 4 , 264 ) ( 3 , 617 ) ( 2 , 968 ) ( 2 , 698 ) ( 2 , 631 ) (5,600) (4,600) (3,600) (2,600) (1,600) (600) 400 1,400 30/06/10 30/09/10 31/03/11 30/09/11 31/03/12 30/09/12 31/03/13 30/09/13 31/03/14 30/09/14 30/06/15 Liquidity Dividend receivable Bank and institutional debt Debentures Other Tax liability Net financial debt

 ▪ On August 10 , 2014 the Company announced that its Board of Directors has approved the buyback of up to $ 50 million of its Notes. ▪ Through the end of the second quarter of 2015 , the Company purchased $ 10 million par value of the notes. ▪ During the third quarter of 2015 and through August 31 , 2015 , the Company purchased additional $ 3.3 Million par value of the Notes. Notes Repurchase Program

The Bezeq Era Thank you